

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2018

Craig Boelte
Chief Financial Officer
Paycom Software, Inc.
7501 W. Memorial Road
Oklahoma City, OK 73142

      Re: Paycom Software, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 14, 2018
          File No. 001-36393

Dear Mr. Boelte:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended March 31, 2018

Notes 3. Revenue
Assets Recognized from the Costs to Obtain and Costs to Fulfill Revenue Contracts, page 10

1.   You state that there are no new costs to obtain or fulfill incurred upon renewal unless the client signs on for additional applications, at which time costs to fulfill are minimized. Please tell us whether additional commissions are paid when clients purchase additional applications. If so, tell us whether such costs are commensurate with the initial commissions and the period of time over which you amortize commission costs related to additional purchases. Refer to ASC 340-40-35-1.

      In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services